Press Release
Corel Corporation To File Its Initial Solicitation/Recommendation Statement in Response to Corel Holdings, L.P. Unsolicited Tender Offer
OTTAWA, Nov 12, 2009 — Corel Corporation (NASDAQ:CREL; TSX:CRE) today announced that the directors mandated by its Board of Directors to act as the Board with respect to all matters related to a possible transaction with Vector Capital, the general partner of Corel Holdings, L.P. (“CHLP”) will cause Corel to file its initial solicitation/recommendation statement on Schedule 14D-9 today with the Securities and Exchange Commission (“SEC”) as well as with the Canadian Securities Administrators in connection with its evaluation of the unsolicited tender offer commenced by CHLP on October 28, 2009 (the “Offer”).
As will be stated in the Schedule 14D-9, the Board is unable to take a position with respect to the Offer at the present time because they have not had the opportunity to complete their evaluation of the increase in the Offer price per common share that Vector advised them of late last night. The Board intends to complete their evaluation of the revised Offer with their financial and legal advisors and will in the near future, on behalf of Corel: (i) recommend acceptance or rejection of the Offer; (ii) express no opinion and remain neutral toward the Offer; or (iii) state that it is unable to take a position with respect to the Offer.
Shareholders are urged to review Corel’s Schedule 14D-9, which is being filed today with the SEC and contains additional information, including information concerning the background of the offer and this recommendation. The Schedule 14D-9 will be available on Corel’s website, http://investor.corel.com or on the website maintained by the SEC at http://www.sec.gov, and the website maintained by the Canadian Securities Administrators at www.sedar.com. Shareholders may also obtain copies of the Schedule 14D-9, without charge, upon request to Catherine Hughes, 613-728-0826 x1659, or catherine.hughes@corel.com.
The directors mandated to act as the Board with respect to this matter are Daniel T. Ciporin, Steven Cohen and Barry A. Tissenbaum. The Board has retained Genuity Capital Markets as its financial advisor and Bennett Jones LLP and Kaye Scholer LLP as its legal advisors. Corel has retained Woodside Counsel, P.C. as a legal advisor.
About Corel
Corel is one of the world’s top software companies with more than 100 million active users in over 75 countries. We develop software that helps people express their ideas and share their stories in more exciting, creative and persuasive ways. Through the years, we’ve built a reputation for delivering innovative, trusted products that are easy to learn and use, helping people achieve new levels of productivity. The industry has responded with hundreds of awards for software innovation, design and value.
Our award-winning product portfolio includes some of the world’s most widely recognized and popular software brands, including CorelDRAW(R) Graphics Suite, Corel(R) Painter(TM), Corel DESIGNER(R) Technical Suite, Corel(R) Paint Shop Pro(R) Photo, Corel(R) VideoStudio(R), Corel(R) WinDVD(R), Corel(R) WordPerfect(R) Office, WinZip(R), and the recently released Corel(R) Digital Studio(TM) 2010. Our global headquarters are in Ottawa, Canada, with major offices in the United States, United Kingdom, Germany, China, Taiwan and Japan.
© 2009 Corel Corporation. All rights reserved. Corel, CorelDRAW, Paint Shop Pro, Painter, Corel DESIGNER, VideoStudio, WordPerfect, WinDVD, WinZip, Digital Studio, iGrafx and the Corel logo are trademarks or registered trademarks of Corel Corporation and/or its subsidiaries. All other product, font and company names and logos are trademarks or registered trademarks of their respective companies.
Contact:

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Catherine Hughes, 613-728-0826 x1659
catherine.hughes@corel.com

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